Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction
Northern Power Systems, Inc.	DE
Northern Power Systems AG	Switzerland
Northern Power Systems SrL	Italy
Northern Power Systems Limited	United Kingdom